

April 13, 2023

Dennis C. Schemm
Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603-8605

>   **Re: Trex Company, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed February 27, 2023**
>   **File No. 001-14649**

Dear Dennis C. Schemm:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 37

1. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. For example, explain the reasons for the changes in inventories and accounts receivable from fiscal 2021 to 2022. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements
Notes to Consolidated Financial Statements
17. Segment Information, page F-31

2. Please revise future filings to disclose revenues by product in accordance with ASC 280-10-50-40. We note, for example, that you discuss major product categories on page 2, including decking and accessories, railing and fencing.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing